UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2(a)

UNDER THE SECURITIES ACT OF 1934

(Amendment No. 9)*

COLFAX CORPORATION

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

194014106

(CUSIP Number)

Mary Ann Todd

BDT Capital Partners, LLC

401 N. Michigan Ave., Suite 3100

Chicago, Illinois

(312) 660-7300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 31, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) , check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 194014106	Page 2 of 8 Pages

1	NAME OF REPORTING PERSONS BDT Capital Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 5,623,182 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 5,623,182 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,623,182 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.78% (1)
14.	TYPE OF REPORTING PERSON* OO

*	See Instructions
(1)

The percentages reported in this Amendment No. 9 to Schedule 13D are based on the 117,756,730 shares of Common Stock reported as outstanding in Colfax Corporation’s Form 10-Q for the quarter ended September 30, 2019.

CUSIP No. 194014106	Page 3 of 8 Pages

1	NAME OF REPORTING PERSONS BDTCP GP I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 5,623,182 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 5,623,182 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,623,182 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.78%
14.	TYPE OF REPORTING PERSON* OO

*	See Instructions

CUSIP No. 194014106	Page 4 of 8 Pages

1	NAME OF REPORTING PERSONS Byron D. Trott
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 5,854,191 shares (1)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 5,854,191 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,854,191 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.97%
14.	TYPE OF REPORTING PERSON* IN

*	See Instructions
(1)	Includes 186,110 shares of Common Stock held by the Trott Family Foundation, of which Byron D. Trott is a trustee.

CUSIP No. 194014106	Page 5 of 8 Pages

1	NAME OF REPORTING PERSONS BDTP GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 5,668,081 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 5,668,081 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,668,081 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.81%
14.	TYPE OF REPORTING PERSON* OO

*	See Instructions

CUSIP No. 194014106	Page 6 of 8 Pages

This Amendment No. 9 (the “Amendment No. 9”) to Schedule 13D is jointly filed by (i) BDT Capital Partners, LLC, a Delaware limited liability company (“BDT CP”), (ii) BDTCP GP I, LLC, a Delaware limited liability company (“BDTCP GP I”), (iii) Byron D. Trott (“Mr. Trott”), and (iv) BDTP GP, LLC, a Delaware limited liability company (“BDTP” and together with Mr. Trott, BDT CP and BDTCP GP I, the “Reporting Persons”) to report the sale of certain shares of the common stock (the “Common Stock”) of Colfax Corporation (the “Company”) by certain affiliates of the Reporting Persons, as further described in Item 5 below. As a result of such sale, on October 31, 2019 each of the Reporting Persons ceased to be the beneficial owner of more than 5% of the Common Stock. The filing of this Amendment No. 9 represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons.

Item 2. Identity and Background.

Item 2(a) is hereby supplemented as follows:

(a) Mr. Trott is also filing this Schedule 13D as a trustee of the Trott Family Foundation (the “Foundation”) in respect of the shares of Common Stock held by the Foundation, of which Tina Trott is also a trustee.

Item 5. Interest in Securities of the Issuer.

Items 5(a)-(c) and (e) of this Schedule 13D is hereby supplemented as follows:

(a)-(b) (i) Certain investment funds (the “BDT Investment Funds”) controlled by BDTCP GP I directly beneficially own, in the aggregate, 5,623,182 shares of Common Stock, an employee investment vehicle (the “BDT Investment Vehicle”) controlled by BDTP directly beneficially owns 44,899 shares of Common Stock and the Foundation directly beneficially owns 186,110 shares.

(ii) The number of shares of Common Stock directly beneficially owned, in the aggregate, by the BDT Investment Funds represents approximately 4.78% of the aggregate shares of Common Stock; the number of shares of Common Stock directly beneficially owned by the BDT Investment Vehicle represents approximately 0.04% of the aggregate shares of Common Stock; and the number of shares of Common Stock directly beneficially owned by the Foundation represents approximately 0.16% of the aggregate shares of Common Stock.

(iii) Each of the BDT Investment Funds has the sole power to vote or to direct the vote, and to dispose or to direct the disposition of, the shares of Common Stock beneficially owned by it. The BDT Investment Vehicle has the sole power to vote or to direct the vote, and to dispose or to direct the disposition of, the shares of Common Stock beneficially owned by it. Byron D. Trott, as a trustee of the Foundation, has shared power to vote or to direct the vote, and to dispose or to direct the disposition of, the shares of Common Stock beneficially owned by the Foundation.

(iv) By virtue of the relationships described under Item 2 of this Schedule 13D, each of the other Reporting Persons may be deemed to share beneficial ownership of the shares of Common Stock directly beneficially owned by the BDT Investment Funds. Each of Byron D. Trott and BDTP may be deemed to share beneficial ownership of the shares of Common Stock directly beneficially owned by the BDT Investment Vehicle. By virtue of being a trustee of the Foundation, Mr. Trott may also be deemed to share beneficial ownership of the 186,110 shares of Common Stock that is directly beneficially owned by the Foundation.

(v) Each of BDT CP and BDTCP GP I affirms membership in a group with each other but disclaims membership in a group with BDTP or Mr. Trott. Each of BDTP and Mr. Trott disclaims membership in a group with any person.

(c) On October 31, 2019, certain affiliates of the Reporting Persons sold an aggregate of 5,200,000 shares of Common Stock in a block trade at a price per share of $32.15, which consisted of the following sales: (i) sale by BDT Investment Funds of 4,994,806 shares of Common Stock; (ii) sale by the BDT Investment Vehicle of 39,882 shares of Common Stock; and (iii) sale by the Foundation of 165,312 shares of Common Stock. Except as described in the immediately preceding sentence, there were no other transactions in the securities of the Company effected during the past sixty days by the Reporting Persons.

CUSIP No. 194014106	Page 7 of 8 Pages

(e) Each of the Reporting Persons ceased to be beneficial owners of more than 5% of the Company’s Common Stock on October 31, 2019.

The filing of this Schedule 13D shall not be construed as an admission that any Reporting Person is the beneficial owner of any of the shares of Common Stock that such Reporting Person may be deemed to beneficially own.

Item 7. Material to Be Filed as Exhibits.

Item 7 of this Schedule 13D is hereby supplemented as follows:

Exhibit No.	Description of Exhibit

1	Joint Filing Agreement, dated as of January 23, 2012 (incorporated by reference to Exhibit 6 to the Schedule 13D filed by the Reporting Persons with the SEC on January 23, 2012)

CUSIP No. 194014106	Page 8 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 1, 2019

BDT CAPITAL PARTNERS, LLC

By:	/s/ Byron D. Trott
Name: Byron D. Trott
Its: President and Chief Investment Officer

BDTCP GP I, LLC

By:	/s/ Byron D. Trott
Name: Byron D. Trott
Its: President and Chief Investment Officer

BYRON D. TROTT

/s/ Byron D. Trott

BDTP GP, LLC

By:	/s/ Byron D. Trott
Name: Byron D. Trott
Its: President and Chief Investment Officer